                                   S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

NEWS RELEASE – No. 1-10

        January 21, 2010

SAMEX DEFINES SIGNIFICANT GOLD EXPLORATION TARGET AT CINCHADO GOLD PROJECT - LOS ZORROS PROPERTY, CHILE

SAMEX has identified a significant Carlin-type breccia- and sediment-hosted gold exploration target in the Cinchado Project area of its Los Zorros Property in Chile.  The target is positioned in a large down-faulted structural block adjacent to an up-thrown fault block containing a wedge-shaped breccia body.  This 40-meter thick breccia was historically exploited for gold on a small scale at the San Pedro mine.  Detailed exploration work by SAMEX indicates that the gold-mineralized breccia of the  San Pedro mine may be a small, faulted-off portion of a more extensive breccia body at a drilling depth of 250 to 300 meters beneath the Cerro (Mt.) Cinchado area.

In SAMEX’s proposed exploration model, the gold target is described as a thick, 400-meter by 700-meter tabular-shaped breccia zone within a largely intact, sizeable structural block.  Based on these dimensions, a 40-meter thickness and an assumed historic 3-gram gold grade of the San Pedro Mine breccia, the target area would be permissive for 30 to 40 million metric tonnes grading 2 to 3 grams/tonne gold, likely with a significant credit in copper and possibly some silver.  If drilling were to discover that the breccia extends down into a steep, large breccia pipe - which is a viable geologic possibility – the target could be considerably larger.  Readers are cautioned that the potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in discovery of a mineral resource within the Cinchado breccia target. The target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the Cinchado area, has yet to be proven by drilling and other exploration activities.

The San Pedro Mine is situated at the south end of Cerro Cinchado, a prominent, isolated mountain.  A review of the results of numerous surface, underground chip and bulk samples taken by the previous owner during underground mining activities between 1979 and 1987, and before the onset of open-cut mining, show historical gold grades in the breccia ranging from 0.2 to 37 grams/tonne with an average grade of around 3.2 grams/tonne.  A former mine operator who conducted open cut mining of the breccia from 1991 to 1993 also reported an average grade of just over 3 grams/tonne.  These historic results have not been verified by SAMEX.  However, continuous rock-chip sampling by SAMEX of breccia exposures left around the pit walls (71 samples) gave an average gold content of 1.905 g/mt and a range of gold values of 0.037 to 9.5 grams/tonne with 38 of the samples (53%) containing greater than 1 gram/tonne gold.

The breccia of the San Pedro mine is composed of clasts including jasperoid silica, altered calcareous siltstone, skarn, several igneous rock types, limestone, and breccia.  The gold-mineralized breccia body is a nearly flat to gently dipping wedge-shaped body which can be traced out eastward to distal parts with negligible gold content, but containing a characteristic suite of anomalous Cu, Ag, Zn and anomalous pathfinder metals (As, Sb, Hg) with much coarse-bladed barite deposition.

Of particular importance, geologic mapping has found that these same distal features (including a zone of breccia/brecciated limestone in-filled with abundant coarse-bladed barite, jasperoid mantos layers, jasperoid (+/-barite) veins/veinlets with anomalous copper and pathfinder metal content) can be traced in outcrop in continuous fashion for 1,200 meters semi-circular distance around the entire east and north sides of Cerro Cinchado (the down-faulted block).   The evidence in these distal outcrops provides significant credence for the gold exploration target defined at Cinchado.

Jeffrey Dahl, President and CEO remarked, “The San Pedro breccia and these distal breccia outcrops could be the flared-out edge to a large, central, mineralized breccia beneath the dome-shaped Cerro Cinchado – this may be just the tip of the iceberg.  If our exploration confirms this model, it could have a very positive impact on the Company.”

Cinchado is one of several highly prospective project areas that SAMEX is exploring at the Los Zorros Property which covers approximately 80 square kilometers of a little-explored old mining district of numerous small, gold, silver and copper mines and showings.  The Los Zorros property covers the entire breadth of a regional anticlinorium in an area that is the locus of younger intrusive activity which intruded up through the fold-deformed lower Cretaceous section of volcaniclastic, siliclastic, and limestone formations and intrusive diorite sills.  This younger intrusive activity likely spawned the significant mineralized areas being explored by SAMEX including: the Nora and Milagro Projects (gold), Milagro Pampa Project (copper-gold-silver), Cinchado and Lora Projects (gold and copper-gold), and many outlying occurrences yet to be systematically explored including: La Florida and Lora Southeast  (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver), and Salvadora (barite vein swarm).  The combined features and geologic setting at the Los Zorros Property are similar to features and setting associated with the numerous gold deposits of the Carlin District and the Eureka-Battle Mountain Trends in Nevada, USA.   These important and intriguing geologic features at Los Zorros may be associated with multiple precious metal deposits, which SAMEX plans to pursue with aggressive exploration.

A video-gram entitled “Cinchado Gold Project” and a related graphics plate with map-views, photos and cross-sections has been posted on the SAMEX website at www.samex.com.  Detailed information is being compiled in a technical report.

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Philip Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

“Jeffrey Dahl”

President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.